[Letterhead of Schulte Roth & Zabel LLP]

December 10, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Brigitte Lippmann Nudrat Salik
Re:	BlueLinx Holdings Inc. Registration Statement on Form S-1 (the "Registration Statement") File No. 333-118750

Dear Ms. Lippmann and Ms. Salik:

        On behalf of BlueLinx Holdings Inc. (the "Registrant"), we sent a letter to the Staff dated October 28, 2004 (the "Supplemental Letter"), in response to the comments of the Staff set forth in its letter dated October 27, 2004, concerning the Registration Statement (the "Comment Letter"). At the request of the Staff, we are resubmitting certain information: the Supplemental Letter and the first 14 pages of a report prepared by Deloitte & Touche addressing the methodology used by Deloitte & Touche in performing its valuation of the Master Purchase, Supply and Distribution Agreement, dated May 7, 2004, by and between BlueLinx Corporation and Georgia-Pacific Corporation (the "Methodology Report"). We are requesting confidential treatment of the Methodology Report, and our confidential treatment request for that document will be submitted under separate cover in accordance with Rule 83 of the Freedom of Information Act ("FOIA"), 17 C.F.R. 200.83.

        In accordance with Rule 418(b) of the Securities Act of 1933, as amended, attached is the information requested by the Staff, other than the Methodology Report, which is covered by the FOIA confidential treatment request.

Very truly yours,
/s/ KRISTIN M. BOVALINO
Kristin M. Bovalino, Esq.

CC:	Barbara V. Tinsley (without enclosures) BlueLinx Holdings Inc. General Counsel and Secretary
David J. Morris (without enclosures) BlueLinx Holdings Inc. Chief Financial Officer
Michael R. Littenberg, Esq. (without enclosures) Schulte Roth & Zabel LLP

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[Letterhead of Schulte Roth & Zabel LLP]

October 28, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Brigitte Lippmann Nudrat Salik
Re:	BlueLinx Holdings Inc. Registration Statement on Form S-1 (the "Registration Statement") File No. 333-118750

Dear Ms. Lippmann and Ms. Salik:

        On behalf of BlueLinx Holdings Inc. (the "Registrant"), we are responding to the comments of the Staff set forth in its letter dated October 27, 2004, concerning the Registration Statement. At the request of the Staff, we are submitting certain supplemental information in response to comments 11 and 36:

  1.
  In response to comment 11, information on the Registrant's market share within the industry (Annex A).

    The Registrant's market share is based on data published annually by the Home Channel News ("HCN"), a Lebhar-Friedman publication. Each year HCN publishes a distributor scorecard ranking the Top 150 lumber and building material distributors by their revenue. A copy of the most recent ranking from the July 5, 2004 issue and the market share analysis file are attached.

    The published list is modified to isolate the Registrant's competitors. Adjustments to the published list include the following:

    a.
    the elimination of all hardlines distributors because the Registrant is not a distributor in this product category;

    b.
    the elimination of all hardlines cooperatives also because the Registrant is not a distributor in this product category;

    c.
    the elimination of 25% of building material cooperatives reported sales because these cooperatives source an estimated 25% of their material directly from the Registrant and other distributors resulting in an over-statement of total industry sales;

    d.
    the elimination of only 50% of Do It Best's reported sales despite being categorized as a hardlines cooperative because this company is a significant distributor of wood-based building materials that competes with the Registrant in its markets; and

    e.
    the elimination of 40% of Lumberman's Merchandising Corp.'s reported sales because this building materials cooperative sources an estimated 40% of its material from the Registrant.

    The resulting list is re-ranked using each company's modified sales total to determine each competitor's relevant market share. This methodology is applied consistently by the Registrant to each of the past three published rankings to determine relative market shares.

  2.
  In response to comment 36, valuation information for the $5 million supply agreement (Annex B).

    To facilitate the Staff's review of this report, we have tabbed page 12 of the report that addresses the methodology used by Deloitte & Touche LLP in performing its valuation of the supply agreement as well as Appendix III, Exhibit 11 which sets forth the actual calculation.

        Pursuant to Rule 418(b), we respectfully request that the supplemental information attached to this letter be returned to the Registrant upon completion of its review.

Very truly yours,
/s/ EDWARD H. SCHAUDER
Edward H. Schauder, Esq.

CC:	Barbara V. Tinsley (without enclosures) BlueLinx Holdings Inc. General Counsel and Secretary
David J. Morris (without enclosures) BlueLinx Holdings Inc. Chief Financial Officer
Michael R. Littenberg, Esq. (without enclosures) Schulte Roth & Zabel LLP